Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                  NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)
1500 – 625 Howe Street
Vancouver, British Columbia  V6C 2T6

ITEM 2.                  DATE OF MATERIAL CHANGE

November 9, 2007

ITEM 3.                  NEWS RELEASE

A news release was issued by the Company on November 9, 2007 at Vancouver, British Columbia and distributed through the facilities of Prime News Wire.

ITEM 4.                  SUMMARY OF MATERIAL CHANGE

The Company reported that consolidated net income for the third quarter of 2007 increased 46% to $23.9 million, or $0.31 per share, as compared to $16.4 million, or $0.22 per share, in the year earlier period.  The Company also generated record quarterly cash flow from operations of $33.3 million, before changes in non-cash operating working capital items.

ITEM 5.                  FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release

ITEM 6.                  ELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.                  OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.                  EXECUTIVE OFFICER

For further information, please contact:

Name:                                Robert Pirooz
Office:                               General Counsel
Telephone:                       (604) 687-0333

ITEM 9.                  DATE OF REPORT

DATED at Vancouver, British Columbia, this 13th day of November, 2007.

“Signed”
Robert Pirooz General Counsel